UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

November 30, 2017

Green Leaf Investment Fund, Inc.

(Exact name of issuer as specified in its charter)

Nevada	47-4128000
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

(Full mailing address of principal executive offices)

631-991-5461

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Green Leaf Investment Fund, Inc., a Nevada corporation:

Our total assets as of November 30, 2017 are $6,283,200. Assets acquired during the review period are as follows: Fool’s Gold Enterprises, LLC (10% equity), Intelligent Wireless Networks, Inc. (10% equity) and Green Leaf gardens, LLC (20% equity). The value of the assets were calculated based off of the Fair Market value of Green Leaf Investment Fund, Inc.’s stock of $0.48 per share. The Fair Market Value of Green Leaf Investment Fund, Inc. was determined by the company selling shares at a fixed price of $0.48 per share via crowdfunding before, during and after the acquisitions. We valued our acquisitions by multiplying $0.48 (Fair Market Value per share of Green Leaf Investment Fund) times the number of shares we own in each entity and totaling those values together.

Our cash balance is $0 as November 30, 2017.  However, the company has raised about $400,000 in crowdfunding which is being held in escrow. The funds won’t be released until April 2018.  We have been utilizing, and may continue to utilize, funds from Douglas DiSanti, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. DiSanti does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

Green Leaf Investment Fund, Inc., (“we,” “us,” “our” or the “Company”), is a developmental stage company incorporated under the laws of the State of Nevada on May 5, 2015 under the name Weed Real Estate, Inc. On October 25, 2016, we filed an amendment to our Articles of Incorporation in the State of Nevada changing our name to Green Leaf Investment Fund, Inc.

Our original business plan intended to provide facilities optimized for the potential cultivation of cannabis in compliance with laws and regulations mandated by U.S. states that allow the growth of cannabis (whether it be for medical or recreational use). Once acquired, we intended to lease this space to licensed marijuana growers and dispensary owners for their operations. However, we have elected to expand our proposed business plan to include acquisition of perceived opportunities in the cannabis industry. We are focused on making strategic investments and providing integrative management  in both the cannabis and hemp industries, specifically:

  Cannabis Real Estate
  Oil extraction and formulation
  Material science and innovative technologies
  Ancillary products and business services

To date, we have engaged in the following acquisitions:

  On September 28, 2017, we entered into a Equity Swap Agreement with Fool’s Gold Enterprises, LLC, a CA LLC, to purchase 10% interest in exchange for 6,000,000 shares of our Common Stock. Fool’s Gold Enterprises provides agricultural and sustainability management consulting, including training, coaching, equipment, supplies, and hands-on labor to create successful, profitable, and sustainable crop production. The company’s revenue is produced from real estate lease back arrangements to clients as well as management and consulting fees.

  On September 29, 2017, we entered into a Equity Swap Agreement with Intelligent Wireless Network, Inc. a DE corporation. We acquired a 10% equity interest in exchange for 2,090,000 shares of our Common Stock. Intelligent Wireless Network, Inc. provides carrier-grade Internet telecommunications infrastructure to rural America and the cannabis industry. In doing so, IWN brings rural America and the cannabis industry the infrastructure it needs to realize large-scale deployment of sensors, actuators, data analysis, and control to the growers, their workers, and families with the information age tools that companies located in cities already have. By introducing proprietary technology that IWN has developed over the past 5 years, scalable, wireless, state-of-the-art connectivity to back haul Internet carriers like Verizon, Frontier, AT&T, T-Mobile, VAST networks, and others is provided at an affordable cost.

  On October 19, 2017, we entered into a Equity Swap Agreement with Green Leaf Gardens, LLC, an Oregon LLC, whereby we acquired a 20% equity interest in exchange for 5,000,000 shares of our Common Stock. The company leases real estate to cannabis cultivators in Oregon. It purchases industrial and farm properties with greenhouses and in some cases, indoor grow facilities. To date, the company has averaged a return of approximately 15.7% annually on the properties owned in Oregon.

Growth by Acquisitions

Ultimately, our intent is to become a national or internationally branded company in the cannabis industry. However, there are numerous things that will need to occur in order to allow us to implement the final aspect of our business plan and there are no assurances that any of these developments will occur, or if they do occur, that we will be successful in fully implementing our plan. Among other things, the most important developments that need to occur include the legalization and commercialization of marijuana in the United States. Until this issue is resolved, we will be unable to fully integrate all aspects of the marijuana industry under our corporate umbrella.

Management will seek out and evaluate related, complimentary businesses for acquisition. The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards. Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidate’s business. One of the principal reasons for our becoming a reporting, trading company is our intention to utilize the issuance of our securities as part of the consideration that we will pay for these proposed acquisitions.

In implementing a structure for a particular acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also acquire stock or assets of an existing business. On the consummation of a transaction, we do not intend that our present management and shareholders will no longer be in control of our Company.

As part of our investigation, our officers and directors will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise. The manner in which we participate in an acquisition will depend on the nature of the opportunity, the respective needs and desires of us and other parties, the management of the acquisition candidate and our relative negotiation strength.

We will participate in an acquisition only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

Depending upon the nature of the acquisition, including the financial condition of the acquisition company, it may be necessary for such acquisition candidate to provide independent audited financial statements. If so required, we will not acquire any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of our present management. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse us for all costs associated with the proposed transaction.

The cannabis industry is developing rapidly. As it continues to develop we believe additional business opportunities will arise. We believe we are in a unique position as a result of our developing extensive contacts within the cannabis industry at all levels of operations, to utilize these contacts and industry knowledge to expand our business.

The Six Months Ended November 30, 2017

Revenue: Investment Income for the six months ended November 30, 2017 was $50,204. For the six months ended November 30, 2016 it was $0. The company’s Investment revenue of $50,204 was generated from Fool’s Gold Enterprises, LLC who provide real estate lease back investment opportunities.

Operating Expenses: Operating expenses for the six months ended November 30, 2017 were $68,191. For the six months ended November 30, 2016 they were $12,528. The variance is due to increased professional fees and acquisitions for the six months ended November 30, 2017.

Net Loss: Net loss for the six months ended November 30, 2017 was $17,987 and was comprised primarily of professional fees and general operating expenses. The Net loss for the six months ended November 30, 2016 was $12,528 and was comprised of general operating expenses.

Liquidity and Capital Resources

We had total assets (including cash) of $6,283,200 as of November 30, 2017. The company raised $400,889.12 from 53 investors via Crowdvest, LLC an online securities crowdfunding website. The capital that has been raised is currently in an escrow account with FundAmerica, with a closing date of April 9, 2018. Our capital needs have been met by our Chief Executive Officer Douglas DiSanti. We will have additional capital requirements during 2018. We do not expect to be able to satisfy our cash requirements through revenue generated in the near term, and therefore we will attempt to raise additional capital through the sale of our common stock. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of November 30, 2017.

The Company’s stock based compensation was $2,359 for the six months ended November 30, 2017 and $200 for the six months ended November 30, 2016.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Green Leaf Investment Fund, Inc.

Balance Sheets as of May 31, 2017 (Audited) and November 30, 2017 (Unaudited)	4

Statements of Operations for the Six Months Ended November 30, 2016 and the Six Months Ended November 30, 2017 (Unaudited)	5

Statements of Cash Flows for the Six Months Ended November 30, 2016 and the Six Months Ended November 30, 2017 (Unaudited)	6

Notes to Unaudited Financial Statements	8 to 10

Green Leaf Investment Fund, Inc.
Balance Sheets

	As of May 31, 2017 (audited)	As of November 30, 2017 (unaudited)

ASSETS
CURRENT ASSETS:
Investments	$-	$6,283,200
Total Current Assets	-	-
TOTAL ASSETS	$-	$6,283,200

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Related Party payable	57,666	75,653
Total Current Liabilities	$57,666	$75,653
TOTAL LIABILITIES	57,666	75,653

STOCKHOLDERS' EQUITY
Preferred Stock:
Preferred Stock; 20,000,000 shares authorized; par value $0.0001 per share; 3,000,000 shares issued and outstanding as of May 31, 2017 and November 30, 2017	300	300
Common Stock:
200,000,000 shares authorized, par value $.0001 per share; 10,000,000 and 23,359,000 shares issued and outstanding as of May 31, 2017 and November 30, 2017, respectively.	1,000	2,359
Additional paid-in capital	15,624	6,537,465
Accumulated deficit	(74,590)	(92,577)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(57,666)	6,447,547
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-	$6,523,200

*The accompanying notes are an integral part of these financial statements.

Green Leaf Investment Fund, Inc.
STATEMENTS OF OPERATIONS

	Six months ending November 30, 2016 (unaudited)	Six months ending November 30, 2017 (unaudited)

Investment Income	$-	$50,204

Operating Expenses	$12,528	$68,191

Loss from Operations	$(12,528)	$(17,987)

Net Income (Loss)	$(12,528)	$(17,987)

Basic and diluted earnings per share	$0.00	$0.00

Basic weighted average common shares outstanding	65,013,661	66,182,065

*The accompanying notes are an integral part of these unaudited consolidated financial statements.

Green Leaf Investment Fund, Inc.
STATEMENTS OF CASH FLOWS

	Six months ended November 30, 2016 (unaudited)	Six months ended November 30, 2017 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Common Shares issued for services	100		1,359
Preferred shares issued for services	100		-
Net income from continuing operations	$(12,528)		$(17,987)
Net cash used in operating expenses	(12,328)	-	(16,628)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment Account	-		(6,283,200)
Net cash (used in) investing activities	-		(6,283,200)
Investment Account			50,204
Net cash investing activities end of period	-		(6,232,996)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash advances from related party	12,328		16,628
Capital Contributions	-		1,309
Net cash (used in) provided by financing activities	12,328		15,319
Net increase/decrease in cash	-		(6,231,687)
Cash, beginning of period	-		-
Cash, end of period	$-		$(6,231,687)

*The accompanying notes are an integral part of these unaudited consolidated financial statements.

Green Leaf Investment Fund, Inc.

Notes to the Unaudited Financial Statements for the Six Months Ended November 30, 2017

NOTE 1 - DESCRIPTION OF BUSINESS

Business Activity

Green Leaf Investment Fund, Inc., FKA Weed Real Estate, Inc., (the Company), is a developmental stage company, incorporated under the laws of the State of Nevada on May 5, 2015. The company has elected May 31st as its fiscal year end. On October 24, 2016 the Board of Directors approved a name change from Weed Real Estate Inc. to Green Leaf Investment Fund, Inc. On October 25, 2016 the company filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect the change.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission set forth in Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim financial statements furnished reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the financial statements of the Company for the fiscal year ended May 31, 2016 and notes thereto contained in the Company's Annual Report on Form 1-A.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Estimates are used when accounting for allowance for doubtful accounts, depreciation, and contingencies. Actual results could differ from those estimates.

Basic and Diluted Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, Earnings Per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. As of November 30, 2017 there were no common stock equivalents or options outstanding.

Recently Issued Accounting Pronouncements

On June 10, 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which eliminates the concept of a development stage entity (DSE) in its entirety from current accounting guidance. The Company has adopted this new standard.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3 - EQUITY

Preferred Stock

On May 10, 2015 the Company issued 2,000,000 of its $.0001 par value preferred stock to its founding shareholder. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016 the company issued 500,000 of its $.0001 par value preferred stock to its new Chief Financial Officer, John Prettitore. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016 the company issued 500.000 of its $.0001 par value preferred stock to its new Chief Operating Officer, Patrick O’Donnell. The preferred has a 20:1 voting right compared to common stock.

Common Stock

On May 10, 2015 the Company issued 62,500,000 shares of its $.0001 par value common stock to its CEO.

On June 13, 2015 the Company issued 2,000,000 restricted shares of its $.0001 par value common stock to ETN Services, LLC.

On August 29, 2016 the Company issued 1,000,000 restricted shares of its $.0001 par value common stock to Stonebridge Advisors, LLC.

On August 1, 2017 the Company issued 500,000 restricted shares of its $.0001 par value common stock to CrowdVest, LLC.

On September 28, 2017 the Company issued 6,000,000 restricted shares of its $.0001 par value common stock to Fool’s Gold Enterprises, LLC.

On September 29, 2017 the Company issued 2,090,000 restricted shares of its $.0001 par value common stock to Intelligent Wireless Networks, LLC.

On October 19, 2017 the Company issued 5,000,000 restricted shares of its $.0001 par value common stock to Green Leaf Gardens, LLC.

NOTE 4 - RELATED PARTY TRANSACTIONS

On February 27, 2017, Douglas DiSanti our CEO retired 55,500,000 of his 62,500,000 shares that were issued to him on May 10, 2015. Mr. DiSanti, our CEO now owns 7,000,000 shares of its $.0001 par value common stock. The shares were returned to the company’s transfer agent on February 27, 2017. On the same day our Board of Directors and majority shareholder’s approved the reduction in common shares to our founder and CEO.

NOTE 5 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. These conditions raise substantial doubt about the company’s ability to continue as a going concern Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated the events subsequent to the preparation of these financial statements and the following material events have taken place:

On December 5, 2017, we entered into a Purchase Agreement with SDPlex Co., LTD incorporated under the laws of Seoul Korea, wherein we acquired 5% equity in exchange for 4,166,666 shares of our Common Stock. SDPlex Co. LTD builds Re-usable, S/W components that handle small data for Enterprise Applications i.e. Big Data Analytics and Machine Learning Systems by acquiring and then contextualizing them at the Edge integrating OT and IT (IoT) specifically for the cannabis industry. The company has already been recognized and collaborating with strategic partners i.e. Cisco to build industry-specific vertical solutions for the cannabis space. The founders have over 60+ years of industry experience working with global high-tech conglomerates.

On December 6, 2017, Patrick O’Donnell resigned as our Chief Operating Officer and John Prettitore as our Chief Financial Officer. On the same day our Board of Directors and majority shareholder’s approved to and appointed Douglas DiSanti as the Company’s Chief Financial Officer and Chief Operating Officer.

On December 6, 2017, upon resignation, John Prettitore and Patrick O’ Donnell returned their 500,000 shares of preferred stock back to the company, respectively. On the same day our Board of Directors and majority shareholder’s approved the issuance of 1,000,000 shares of preferred stock to Douglas DiSanti. Douglas DiSanti will operate as the companies’ CEO, CFO and COO. The shares were issued at par value ($0.0001) and were gifted to the individual. Every share of preferred stock has voting rights equivalent to 20 shares of common stock (20:1).

On December 5, 2017, our Board of Directors and majority shareholder’s approved to and appointed Robert Hoban, Damon Bates and Mauricio Sernande III to the Advisory Board. The companies advisory board provides nonbinding strategic advice to the management team of Green Leaf Investment Fund, Inc. The advisory board does not have authority to vote on corporate matters or bear legal fiduciary responsibilities.

On December 5, 2017, the Company issued Robert Hoban 1,000,000 shares of common stock to join the companies Advisory Board. The shares were issued at par value ($0.0001) and the issuance was approved on the same day by our Board of Directors and majority shareholders of the company.

 Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Nevada Secretary of State on May 5, 2015 *
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on March 14, 2016.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund, Inc.

Date:	March 5, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Douglas DiSanti	Chief Executive Officer	March 5, 2018
Douglas DiSanti	(Principal Executive Officer)